Western Copper and Gold Corporation
1111 West Georgia Street, Suite 2050
Vancouver, B.C. V6E 4M3

Via EDGAR

January 9, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
United States of America

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Dear Ms. Jenkins:

RE:	Western Copper and Gold Corporation
Form 40-F for the Fiscal Year Ended December 31, 2011
Filed March 26, 2012
File No. 001-35075

This letter is submitted on behalf of Western Copper and Gold Corporation (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated December 21, 2012 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 40-F for the year ended December 31, 2011 (the “Report”) which was filed on March 26, 2012.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comment. For your convenience, we have italicized the comment and have placed in boldface the heading of our response thereto.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibits 99.4 and 99.5 - Certifications

We note that your certifications use different language than what is required by General Instruction B (6)(a)(1) of Form 40-F. Please amend your filing to provide certifications from each of the Principal Executive Officer and the Principal Financial Officer using the exact format and language set forth in the Form 40-F.

Response:

We have amended the certifications in Exhibit 99.4 and 99.5 to the format and language set forth in the Form 40-F. The amendment was filed via EDGAR on January 8, 2013.

The Company also acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please feel free to contact the undersigned.

Sincerely,

/s/ Julien François

Julien François
Chief Financial Officer
Western Copper and Gold Corporation